FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549


                     Report of Foreign Private Registrants

                       Pursuant to Rule 13a-16 or 15d-16

                    of the Securities Exchange Act of 1934

                          For the month of May, 2004

                          GRANITE MORTGAGES 04-2 PLC
                (Translation of registrant's name into English)
                         Fifth Floor, 100 Wood Street,
                           London EC2V 7EX, England
                   (Address of principal executive offices)


                       GRANITE FINANCE TRUSTEES LIMITED
                (Translation of registrant's name into English)
                        22 Grenville Street, St Helier,
                        Jersey JE4 8PX, Channel Islands
                   (Address of principal executive offices)


                        GRANITE FINANCE FUNDING LIMITED
                (Translation of registrant's name into English)
                                 69 Park Lane,
                           Croydon CR9 1TQ, England
                   (Address of principal executive offices)




         Indicate by check mark whether the registrants file or will file annual reports under cover Form 20-F or Form 40-F

                   Form 20-F.....X....Form 40-F.............

         Indicate by check mark whether the registrants by furnishing the information contained in this Form are also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                     Yes............No.......X...........

                                  SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.



                                 GRANITE MORTGAGES 04-2 PLC


                                 By:    /s/  Clive Rakestrow
                                        -----------------------------------
                                 Name:  L.D.C. Securitisation Director No. 1
                                 Limited by its authorized person Clive
                                 Rakestrow for and on its behalf
                                 Title:  Director
Date: July 8, 2004

                                 GRANITE FINANCE FUNDING LIMITED


                                 By:    /s/  Jonathan David Rigby
                                        -----------------------------------
                                 Name:  Jonathan David Rigby
                                 Title:  Director
Date: July 8, 2004

                                 GRANITE FINANCE TRUSTEES LIMITED


                                 By:    /s/  Daniel Le Blancq
                                        -----------------------------------
                                 Name:  Daniel Le Blancq
                                 Title:  Director
Date: July 8,  2004

INVESTORS' MONTHLY REPORT
GRANITE MORTGAGES 04-2 PLC
Monthly Report re: Granite Mortgages 01-1 Plc, Granite Mortgages 01-2 Plc, Granite Mortgages 02-1 Plc Granite Mortgages 02-2 Plc, Granite Mortgages 03-1 Plc, Granite Mortgages 03-2 Plc, Granite Mortgages 03-3 Plc Granite Mortgages 04-1 Plc, Granite Finance Trustees Limited and Granite Finance Funding Limited Period 1 May 2004 - 31 May 2004

N.B. this data fact sheet and its notes can only be a summary of certain features of the bonds and their structure. No representation can be made that the information herein is accurate or complete and no liability is accepted therefor. Reference should be made to the issue documentation for a full description of the bonds and their structure. This data fact sheet and its notes are for information purposes only and are not intended as an offer or invitation with respect to the purchase or sale of any security. Reliance should not be placed on the information herein when making any decision whether to buy, hold or sell bonds (or other securities) or for any other purpose.

Mortgage Loans

Number of Mortgage Loans in Pool                                  246,272

Current Balance                                             (GBP)19,862,945,308

Last Months Closing Trust Assets                            (GBP)19,806,197,097

Funding share                                               (GBP)18,651,521,741

Funding Share Percentage                                          93.90%

Seller Share*                                               (GBP)1,211,423,567

Seller Share Percentage                                            6.10%

Minimum Seller Share (Amount)*                               (GBP)914,659,299

Minimum Seller Share (% of Total)                                  4.60%

Excess Spread last quarter annualised (% of Total)                 0.26%
* Please see the Additional Notes to the Investor Reports

Arrears Analysis of Non Repossessed Mortgage Loans


                                     Number            Principal (GBP)        Arrears (GBP)        By Principal (%)


< 1 Month                           242,575            19,579,277,969               0                   98.57%

> = 1 < 3 Months                     3,058               237,766,147            2,029,804               1.20%

> = 3 < 6 Months                      496                35,949,117              880,304                0.18%

> = 6 < 9 Months                      121                 8,412,998              375,190                0.04%

> = 9 < 12 Months                      18                 1,207,581               76,246                0.01%

> = 12 Months                          4                   331,496                29,944                0.00%

Total                               246,272            19,862,945,308           3,391,488              100.00%



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


Properties in Possession

                                                 Number                   Principal (GBP)               Arrears (GBP)

Total (since inception)                            169                       9,344,253                     450,853






Properties in Possession                           71

Number Brought Forward                             57

Repossessed (Current Month)                        14

Sold (since inception)                             98

Sold (current month)                               13

Sale Price / Last Loan Valuation                  1.11

Average Time from Possession to Sale (days)       125

Average Arrears at Sale                        (GBP)2,350

Average Principal Loss (Since inception)*       (GBP)186

Average Principal Loss (current month)**        (GBP)142

MIG Claims Submitted                               8

MIG Claims Outstanding                             1

Average Time from Claim to Payment                 59




*This figure is calculated taking the cumulative principal losses since inception pre MIG claims divided by the number of properties sold since inception.

**This figure is calculated taking the cumulative principal losses for the current month pre MIG claims divided by the number of properties sold in the current month.

Note: The arrears analysis and repossession information is at close of business for the report month

Substitution

                                               Number        Principal (GBP)

Substituted this period                        10,603        (GBP)999,998,805

Substituted to date (since 26 March 2001)      404,868     (GBP)32,424,779,771



CPR Analysis
                                                Monthly          Annualised

Current Month CPR Rate                           4.84%             44.67%

Previous Month CPR Rate                          5.13%             46.85%



Weighted Average Seasoning (by value) Months                       23.46

Weighted Average Remaining Term (by value) Years                   20.20

Average Loan Size                                               (GBP)80,655

Weighted Average LTV (by value)                                    75.47%

Weighted Average Indexed LTV (by value)                            62.05%

Non Verified (by value)                                            30.78%



Product Breakdown

Fixed Rate (by balance)                                            49.43%

Together (by balance)                                              25.83%

Capped (by balance)                                                1.32%

Variable (by balance)                                              20.54%

Tracker (by balance)                                               2.88%

Total                                                              100.0%




Geographic Analysis

                               Number             % of Total             Value (GBP)            % of Total

East Anglia                     5,129               2.08%                419,108,146              2.11%

East Midlands                  17,750               7.21%               1,283,146,267             6.46%

Greater London                 29,137               11.83%              3,899,096,164             19.63%

North                          30,694               12.46%              1,636,706,693             8.24%

North West                     34,055               13.83%              2,192,869,162             11.04%

Scotland                       24,507               9.95%               1,507,597,549             7.59%

South East                     35,772               14.53%              3,962,657,589             19.95%

South West                     15,733               6.39%               1,410,269,117             7.10%

Wales                          10,514               4.27%                659,449,784              3.32%

West Midlands                  16,280               6.61%               1,229,516,315             6.19%

Yorkshire                      26,701               10.84%              1,660,542,228             8.36%

Total                          246,272               100%               19,862,945,308             100%



LTV Levels Breakdown
                                                   Number                Value (GBP)            % of Total

0% < 25%                                           8,048                 311,848,241              1.57%

> = 25% < 50%                                      28,178               1,976,363,058             9.95%

> = 50% < 60%                                      18,163               1,551,296,029             7.81%

> = 60% < 65%                                      10,755                973,284,320              4.90%

> = 65% < 70%                                      12,404               1,158,009,711             5.83%

> = 70% < 75%                                      17,795               1,608,898,570             8.10%

> = 75% < 80%                                      18,711               1,976,363,058             9.95%

> = 80% < 85%                                      25,336               2,482,868,164             12.50%

> = 85% < 90%                                      36,645               2,814,579,350             14.17%

> = 90% < 95%                                      53,644               3,901,082,458             19.64%

> = 95% < 100%                                     16,434               1,100,407,170             5.54%

> = 100%                                            159                   7,945,178               0.04%

Total                                             246,272              19,862,945,308             100.0%

Repayment Method

                                                  Number                 Value (GBP)           % of Total

Endowment                                         30,705                2,244,512,820            11.30%

Interest Only                                     27,611                3,702,453,005            18.64%

Pension Policy                                      676                  67,534,014               0.34%

Personal Equity Plan                               1,342                 97,328,432               0.49%

Repayment                                         185,938              13,751,117,037            69.23%

Total                                             246,272              19,862,945,308            100.00%

Employment Status

                                                  Number                 Value (GBP)           % of Total

Full Time                                         217,376              16,573,641,565            83.44%

Part Time                                          3,047                 178,766,508              0.90%

Retired                                             508                  15,890,356               0.08%

Self Employed                                     22,954                2,983,414,385            15.02%

Other                                              2,387                 111,232,494              0.56%

Total                                             246,272              19,862,945,308            100.00%



NR Current Existing Borrowers' SVR                             6.29%

Effective Date of Change                                    1 May 2004



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

Notes    Granite Mortgages 04-2 plc

                             Outstanding                    Rating                Reference Rate          Margin
                                                       Moodys/S&P/Fitch

Series 1

A1                          $1,120,400,000               P-1/A-1+/F1+               1.3685300%             0.04%

A2                          $1,322,800,000               Aaa/AAA/AAA                  1.44%                0.07%

B                            $40,300,000                  Aa3/AA/AA                   1.54%                0.17%

M                            $33,200,000                    A2/A/A                    1.65%                0.28%

C                            $73,500,000                 Baa2/BBB/BBB                 2.07%                0.70%

Series 2

A1                       (EURO)1,340,000,000             Aaa/AAA/AAA                  2.39%                0.14%

A2                         (GBP)244,000,000              Aaa/AAA/AAA                  4.82%                0.14%

B                          (EURO)92,000,000               Aa3/AA/AA                   2.52%                0.27%

M                          (EURO)53,500,000                 A2/A/A                    2.65%                0.40%

C                          (EURO)89,000,000              Baa2/BBB/BBB                 3.05%                0.80%

Series 3

A                          (GBP)752,100,000              Aaa/AAA/AAA                  4.84%                0.16%

B                          (GBP)38,900,000                Aa3/AA/AA                   5.00%                0.32%

M                          (GBP)26,500,000                  A2/A/A                    5.15%                0.47%

C                          (GBP)48,500,000               Baa2/BBB/BBB                 5.53%                0.85%



Credit Enhancement

                                                                                        % of Notes Outstanding

Class B and M Notes ((GBP) Equivalent)                          (GBP)206,069,892                 5.65%

Class C Notes ((GBP) Equivalent)                                (GBP)150,734,519                 4.13%


                                                                                             % of Funding Share

Class B and M Notes ((GBP) Equivalent)                          (GBP)206,069,892                    1.10%

Class C Notes ((GBP) Equivalent)                                (GBP)150,734,519                    0.81%


Granite Mortgages 04-2 Reserve Fund Requirement                 (GBP)44,900,000                     0.24%

Balance Brought Forward                                         (GBP)33,700,000                     0.18%

Drawings this Period                                                 (GBP)0                         0.00%

Excess Spread this Period                                            (GBP)0                         0.00%

Funding Reserve Fund Top-up this Period*                             (GBP)0                         0.00%

Current Balance                                                 (GBP)33,700,000                     0.18%


Funding Reserve Balance                                         (GBP)53,700,000                     0.29%

Funding Reserve %                                                     1.0%                           NA
*Top-ups only occur at the end of each quarter.

Additional Notes to the Investor Reports

The Overcollateralisation test will be breached on any distribution date where the aggregate current balance of mortgage loans on such distribution date is less than an amount equal to the product of 1.05 and the principal amount outstanding of all notes of all issuers on such distribution date. The principal amount outstanding of such notes will be calculated on a straight line basis by applying the appropriate constant payment rate applicable to each series of notes on a monthly, rather than quarterly, basis.

A non asset trigger event will occur if the current seller share is equal to or less the minimum seller share for two consecutive months. The one month cure period will now allow the seller to substitute new loans into the trust to meet the minimum seller requirement.

The notes may be redeemed at the option of the issuer if on the payment date falling on or after July 2008, the New Basel Capital Accord has been implemented in the United Kingdom

A arrears trigger event will occur if the outstanding principal balance of 90+ day arrears in the trust exceed 2%. In the event of a arrears trigger the Granite Mortgages 04-2 issuer reserve fund will step up to 1.415%. This trigger event is curable.

A issuer non call trigger event will occur if any of the issuers are not called on their step up and call dates. In the event of a issuer non call trigger the Granite Mortgages 04-2 issuer reserve fund target will step up by 0.275% and the funding reserve target will step up by 0.10%.

A accelerated controlled amortisation trigger will occur if any of the issuers are not called on their step up and call dates. In the event of a accelerated controlled amortisation trigger all Granite Mortgages 04-2 tranches become pass through securities.